September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Marc Thomas

Ben Phippen

Madeleine Joy Mateo

Christian Windsor

Re:	Commercial Bancgroup, Inc.

Registration Statement on Form S-1 (File No. 333-289862)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as sole lead book-running managing underwriter, hereby join in the request of Commercial Bancgroup, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:00 p.m. Eastern time on September 30, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, K&L Gates LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as sole lead book-running managing underwriter, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

HOVDE GROUP, LLC

By:	/s/ Michael Hedrei
Name:	Michael Hedrei
Title:	Managing Principal, Head of Capital Markets

cc:	James Barresi, Squire Patton Boggs (US) LLP

Jennifer A. Val, Squire Patton Boggs (US) LLP